MASTER AMENDMENT NO. 2
TO
CAPITAL SUPPORT AGREEMENTS

This Master Amendment No. 2 to Capital Support Agreements is dated as of December 1, 2008 (the "Amendment"), by and among **LEGG MASON, INC.**, a Maryland corporation ("Legg Mason"), **LM CAPITAL COMPANY, LLC**, a Maryland limited liability company ("LMC"), **LM CAPITAL SUPPORT I, LLC**, a Maryland limited liability company ("LMCSI"), **LM CAPITAL SUPPORT II, LLC**, a Maryland limited liability company ("LMCSII"), **LM CAPITAL SUPPORT III, LLC**, a Maryland limited liability company ("LMCSIII"), **LM CAPITAL SUPPORT IV, LLC**, a Maryland limited liability company ("LMCSIV" and, collectively with Legg Mason, LMC, LMCSI, LMCSII and LMCSIII, the "Support Providers" and each, individually, a "Support Provider") and **LIQUID RESERVES PORTFOLIO**, a series of Master Portfolio Trust (the "Fund"), amending certain provisions of (a) the Capital Support Agreement dated as of March 31, 2008 by and among Legg Mason, LMC and the Fund (as amended and in effect from time to time, the "LMC CSA"); (b) the Capital Support Agreement dated as of March 31, 2008 by and among Legg Mason, LMCSI and the Fund (as amended and in effect from time to time, the "LMCSI CSA"); (c) the Capital Support Agreement dated as of March 31, 2008 by and among Legg Mason, LMCSII and the Fund (as amended and in effect from time to time, the "LMCSII CSA"); (d) the Capital Support Agreement dated as of March 31, 2008 by and among Legg Mason, LMCSIII and the Fund (as amended and in effect from time to time, the "LMCSIII CSA"); and (e) the Capital Support Agreement dated as of March 31, 2008 by and among Legg Mason, LMCSIV and the Fund (as amended and in effect from time to time, the "LMCSIV CSA" and, collectively with the LMC CSA, the LMCSI CSA, the LMCSII CSA and the LMCSIII CSA, the "Capital Support Agreements" and each, individually, a "Capital Support Agreement").

WHEREAS, each Support Provider and the Fund have agreed to modify certain terms and conditions of each Capital Support Agreement to which they are a party as specifically set forth in this Amendment;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. **Amendment to LMC CSA.** Legg Mason, LMC and the Fund hereby agree that the LMC CSA is hereby amended as follows:

(a) the definition of "Maximum Contribution Amount" set forth in Section 1(f) of the LMC CSA is hereby amended by deleting such definition in its entirety and restating it as follows:

"Maximum Contribution Amount" means $500,000,000.

(b)   Section 3(a) of the LMC CSA is hereby amended by deleting Section 3(a) in its entirety and restating it as follows:

(a)   If a Contribution Event occurs prior to the occurrence of a Termination Event, the Support Provider will make a Capital Contribution in an amount equal to the lower of (i) seventy 76.92% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund under this Agreement. The parties hereto acknowledge that the Related CSA of the Related LMCS Support Providers provides for a Capital Contribution to be made by the Related LMCS Support Providers under its Related CSA in an amount equal to the lower of (i) 15.39% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA of the Related LMCS Support Providers reduced by the amount of any Capital Contributions previously made by either Related LMCS Support Provider to the Fund under that Related CSA, and the Related CSA of the Related LMCS2 Support Providers provides for a Capital Contribution to be made by the Related LMCS2 Support Providers thereunder in an amount equal to the lower of (i) 7.69% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA of the Related LMCS2 Support Providers reduced by the amount of any Capital Contributions previously made by either Related LMCS2 Support Provider to the Fund under that Related CSA.

§2.   **Amendment to LMCSI CSA.** Legg Mason, LMCSI and the Fund hereby agree that Section 3(a) of the LMCSI CSA is hereby amended by deleting Section 3(a) in its entirety and restating it as follows:

(a)   If a Contribution Event occurs prior to the occurrence of a Termination Event, the Support Provider will make a Capital Contribution in an amount equal to the lower of (i) 15.39% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund under this Agreement. The parties hereto acknowledge that the Related CSA of the Related LMC Support Providers provides for a Capital Contribution to be made by the Related LMC Support Providers under its Related CSA in an amount equal to the lower of (i) 76.92% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA of the Related LMC Support Providers reduced by the amount of any Capital Contributions previously made by either Related LMC Support Provider to the Fund under that Related CSA, and the Related CSA of the Related

LMCS2 Support Providers provides for a Capital Contribution to be made by the Related LMCS2 Support Providers thereunder in an amount equal to the lower of (i) 7.69% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA of the Related LMCS2 Support Providers reduced by the amount of any Capital Contributions previously made by either Related LMCS2 Support Provider to the Fund under that Related CSA.

§3. **Amendment to LMCSII CSA.** Legg Mason, LMCSII and the Fund hereby agree that Section 3(a) of the LMCSII CSA is hereby amended by deleting Section 3(a) in its entirety and restating it as follows:

(a) If a Contribution Event occurs prior to the occurrence of a Termination Event, the Support Provider will make a Capital Contribution in an amount equal to the lower of (i) 7.69% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund under this Agreement. The parties hereto acknowledge that the Related CSA of the Related LMC Support Providers provides for a Capital Contribution to be made by the Related LMC Support Providers under its Related CSA in an amount equal to the lower of (i) 76.92% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA of the Related LMC Support Providers reduced by the amount of any Capital Contributions previously made by either Related LMC Support Provider to the Fund under that Related CSA, and the Related CSA of the Related LMCS Support Providers provides for a Capital Contribution to be made by the Related LMCS Support Providers thereunder in an amount equal to the lower of (i) 15.39% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA of the Related LMCS Support Providers reduced by the amount of any Capital Contributions previously made by either Related LMCS Support Provider to the Fund under that Related CSA.

§4. **Amendment to LMCSIII CSA.** Legg Mason, LMCSIII and the Fund hereby agree that the LMCSIII CSA is hereby amended as follows:

(a) the definition of "Maximum Contribution Amount" set forth in Section 1(f) of the LMCSIII CSA is hereby amended by deleting such definition in its entirety and restating it as follows:

"Maximum Contribution Amount" means $200,000,000.

(b) Section 3(a) of the LMCSIII CSA is hereby amended by deleting Section 3(a) in its entirety and restating it as follows:

(a)   If a Contribution Event occurs prior to the occurrence of a Termination Event, the Support Provider will make a Capital Contribution in an amount equal to the lower of (i) 72.73% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund under this Agreement. The parties hereto acknowledge that the Related CSA provides for a Capital Contribution to be made by the Related Support Providers under the Related CSA in an amount equal to the lower of (i) 27.27% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA reduced by the amount of any Capital Contributions previously made by either Related Support Provider to the Fund under the Related CSA.

§5.   **Amendment to LMCSIV CSA.** Legg Mason, LMCSIV and the Fund hereby agree that Section 3(a) of the LMCSIV CSA is hereby amended by deleting Section 3(a) in its entirety and restating it as follows:

(a)   If a Contribution Event occurs prior to the occurrence of a Termination Event, the Support Provider will make a Capital Contribution in an amount equal to the lower of (i) 27.27% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by either Support Provider to the Fund under this Agreement. The parties hereto acknowledge that the Related CSA provides for a Capital Contribution to be made by the Related Support Providers under the Related CSA in an amount equal to the lower of (i) 72.73% of the Loss incurred as a result of such Contribution Event, or (ii) the Maximum Contribution Amount provided for in the Related CSA reduced by the amount of any Capital Contributions previously made by either Related Support Provider to the Fund under the Related CSA.

§6.   **Conditions to Effectiveness.** This Amendment shall not become effective until each party hereto receives a counterpart of this Amendment, executed by each Support Provider and the Fund. In addition, the parties hereto hereby agree to provide the Staff of the Division of Investment Management of the Securities and Exchange Commission with prompt written notice of this Amendment pursuant to, and in accordance with, Section 6(e) of each Credit Support Agreement.

§7.   **Representations and Warranties.** Each Support Provider hereby represents that, on and as of the date hereof, each of the representations and warranties made by it in Section 5 of its applicable Credit Support Agreement remain true as of the date hereof, provided, that all references therein to the "Agreement" shall refer to such Credit Support Agreement as amended hereby.

§8.   **Ratification, Etc**. Except as expressly amended hereby, each Credit Support Agreement and all documents, instruments and agreements related thereto are hereby ratified and confirmed in all respects by the applicable parties thereto and shall continue in full force and effect. Each Credit Support Agreement and this Amendment shall be read and construed as a single agreement. All references in each Credit Support Agreement or any related agreement or instrument to such Credit Support Agreement shall hereafter refer to such Credit Support Agreement as amended hereby.

§9.   **No Waiver.** Nothing contained herein shall constitute a waiver of, impair or otherwise affect any obligation of any Support Provider or any rights of the Fund consequent thereon.

§10.   **Counterparts**. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

§11.   **Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND (WITHOUT REFERENCE TO CONFLICT OF LAWS).**

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as a document under seal as of the date first above written.

LEGG MASON, INC.

By: _____
Name: Charles J. Daley, Jr.
Title: Sr. VP, CFO and Treasurer

LM CAPITAL COMPANY, LLC

By: _____
Name: Charles J. Daley, Jr.
Title: President and Treasurer

LM CAPITAL SUPPORT I, LLC

By: _____
Name: Charles J. Daley, Jr.
Title: President and Treasurer

LM CAPITAL SUPPORT II, LLC

By: _____
Name: Charles J. Daley, Jr.
Title: President and Treasurer

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LM CAPITAL SUPPORT III, LLC

By: _____
     Name: Charles J. Daley, Jr.
     Title: President and Treasurer

LM CAPITAL SUPPORT IV, LLC

By: _____
     Name: Charles J. Daley, Jr.
     Title: President and Treasurer

LIQUID RESERVES PORTFOLIO, A SERIES
OF MASTER PORTFOLIO TRUST

By: _____
     Name:
     Title:

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LM CAPITAL SUPPORT III, LLC

By:
    Name:
    Title:

LM CAPITAL SUPPORT IV, LLC

By:
    Name:
    Title:

LIQUID RESERVES PORTFOLIO, A SERIES
OF MASTER PORTFOLIO TRUST

By: _Francis Guzzi_
    Name:
    Title: